Mail Stop 4561

April 24, 2009

Robert N. Brisco
President and Chief Executive Officer
Internet Brands, Inc.
909 North Sepulveda Blvd., 11th Floor
El Segundo, CA 90245

> **Re:** **Internet Brands, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed April 20, 2009**
> **File No. 001-33797**

Dear Mr. Brisco:

We have limited our review of your revised preliminary proxy statement to those portions that would be incorporated by reference from your definitive proxy statement into your Form 10-K for the fiscal year ended December 31, 2008. Please note that we are also reviewing the Form 10-K and expect to provide comments on that filing under separate cover.

If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 21

Short-Term Compensation, page 23

1.   You state that an individual executive's performance is a "major component in
        evaluating quarterly cash bonuses" for your named executive officers. However,
        you have provided minimal analysis of the effect individual performance has on
        bonus awards. We note your disclosure that the Compensation Committee does
        not adhere to a predetermined weighting of factors in determining bonuses, and
        that it considers each executive's "effectiveness in driving forward business
        improvement initiatives and the leadership that the executive has shown in his or
        her area of influence." Please expand your disclosure to provide additional detail
        regarding the individual performance objectives used to determine bonus awards
        for each of your named executive officers. Include analysis of how individual
        performance contributed to actual compensation for each of the named executed
        officers. See Item 402(b)(2)(vii) of Regulation S-K.

2.   You also state that the Compensation Committee considers company performance
        measures such as adjusted EBITDA and EBITDA growth, and that it reviews
        unspecified "financial metrics," in determining cash bonus awards for your named
        executive officers. Please disclose with specificity each material corporate
        performance indicator considered by the Compensation Committee, and explain
        more clearly how such corporate performance indicators are considered in
        determining bonuses for each of the named executed officers.

3.   We note your disclosure of the quarterly bonus targets for each named executive
        officer. Please also disclose the percentage of the target bonus actually earned by
        each executive in each quarter. Consider providing this disclosure in a tabular
        format.

Long-Term Compensation, page 23

4.   Please explain more clearly how the Compensation Committee determined the
        amount of restricted shares and options awarded to your named executive officers
        in 2008 under your long-term compensation policies. See Item 402(b)(1)(v) of
        Regulation S-K. Provide a more focused discussion that provides substantive
        analysis and insight into how the Compensation Committee set the amount of
        options and stock awarded. In this regard, we note your disclosure that periodic
        equity awards to your named executive officers are made "based on an assessment
        of their sustained performance over time, their ability to impact results that drive
        value to our stockholders and their level within the organization." Please expand
        to identify the specific items of individual performance considered in this regard.
        Ensure that your disclosure contains appropriate analysis of the specific factors
        considered by the committee in setting compensation levels and that you describe

the reasons why the committee believes that the amounts awarded to each named executive officer are appropriate in light of the various items it considered.

Executive Compensation

Summary Compensation Table, page 25

5.   We note that you have omitted the "All Other Compensation" column from your summary compensation table. Please advise. See Item 402(c)(2)(ix) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jan Woo, Staff Attorney, at (202) 551-3453, or Katherine Wray, at (202) 551-3483, if you have any questions. If you require further assistance, you may contact me at (202) 551-3462. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: <u>Via facsimile at (213) 683-4043</u>
        Katherine Ku
        Munger, Tolles & Olsen LLP